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                                                                    NEWS RELEASE


                                                            [ADVANTA LETTERHEAD]


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                                                               Exhibit 99.A (14)

98/07
Investor Relations
(215) 444-5335

Corporate Communications
(215) 444-5073

                ADVANTA ANNOUNCES FINAL RESULTS OF TENDER OFFER

SPRING HOUSE, PA, FEBRUARY 27, 1998 -- Advanta Corporation (NASDAQ: ADVNB; ADVNA; ADVNZ) today announced the final results for the Company's Tender Offer. The Company purchased 7,882,750 shares of its Class A Common Stock at $40 per share net, representing 44.80% of the shares of Class A Common Stock tendered, 12,482,850 shares of its Class B Common Stock at $40 per share net, representing 45.64% of the shares of Class B Common Stock tendered, as well as 1,078,930 shares of its Stock Appreciation Income Linked Securities (SAILS) Depositary Shares at $32.80 per share net, representing 46.66% of the SAILS Depositary Shares tendered. As the tender offer was oversubscribed, the shares were purchased pro rata. The Company distributed approximately $850 million to its shareholders through this repurchase of shares.

As previously announced, the Tender Offer expired at 12:00 midnight, New York City time on February 20 1998. Payment will be completed promptly for all shares properly tendered and accepted, subject to proper delivery of shares in accordance with the terms of the tender offer. Following the purchase, on a diluted basis, the Company has approximately 10.4 million shares of Class A Common Stock and 15.3 million shares of Class B Common Stock outstanding, including 1.4 million SAILS Depositary Shares.

Advanta is a highly focused financial services company with 2,200 employees, approximately $6.6 billion in managed assets and an additional $9.2 billion in assets serviced for third parties. Advanta provides consumers and small businesses with innovative products and services including mortgages, equipment leases, corporate credit cards, insurance and deposit products. The Company also provides a full range of loan purchasing, contract servicing and securitization services to the mortgage industry.

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